Roadrunner Transportation Systems, Inc.
4900 S. Pennsylvania Ave.
Cudahy, Wisconsin 53110
May 10, 2010
Via EDGAR
Securities and Exchange Commission
Mail Stop 3561
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Amanda Ravitz

Re:	Roadrunner Transportation Systems, Inc. Form S-1 File No. 333-152504
Ladies and Gentlemen:
          In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Roadrunner Transportation Systems, Inc. (the “Company”) hereby requests that the effective date of the above-captioned Registration Statement be accelerated to 1:00 p.m., Eastern time, on Wednesday, May 12, 2010, or as soon as practicable thereafter.
          The Company acknowledges that (1) should the Commission or staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing, (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (3) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, Roadrunner Transportation Systems, Inc.
By:	/s/ Judith A. Vijums
	Name:	Judith A. Vijums
	Title:	Vice President